MANAGEMENT'S DISCUSSION AND ANALYSIS

For the period ended June 30, 2004

Birch Mountain MD&A - June 30, 2004

MANAGEMENT'S DISCUSSION & ANALYSIS

Introduction
 The following management's discussion and analysis (MD&A) is current to August 23, 2004, and is management's assessment of Birch Mountain's operations and financial results together with future prospects, and should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the period ended June 30, 2004.

Birch Mountain is a resource issuer with mineral projects. Disclosure related to the mineral resources of the lands the Company holds under exploration permits and mineral leases is based on independent technical reports by APEX Geoscience Ltd. and AMEC Americas Limited, prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, and available at www.sedar.ca and www.sec.gov.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect, and actual results may differ materially from those anticipated in the statements made. Financial data were prepared using Canadian generally accepted accounting principles (GAAP).

Performance
 Industrial Minerals Division
In 2002, Birch Mountain established an Industrial Minerals Division to take advantage of potential business opportunities arising from its ownership of rights to mine and market limestone from its Athabasca mineral leases in northeastern Alberta.

The Company filed an initial public disclosure for a quarry to supply limestone aggregate to the local market for construction purposes. The severe shortage of aggregate in the Regional Municipality of Wood Buffalo was confirmed in the results of a survey on gravel supply and usage by oil sands leaseholders completed by the Athabasca Regional Issues Working Group (RIWG) and released in February 2003. An updated survey was released in June of 2004 and the RIWG survey verified the need for a large new source of aggregate in the Fort McMurray region of northeastern Alberta.

Birch Mountain filed the application to develop its Quarry, encompassing a development of approximately 255 hectares, with the Alberta regulatory authorities in March 2004. Total expenditures for the first and second quarter to June 30 2004, on the Quarry evaluation and regulatory application were $1,166,851.

The Company initiated drilling and environmental field studies in February 2004 to gather data for a second application that will be filed in early 2005 for approval to develop the larger adjacent southern quarry project and, potentially, a quicklime plant.

Birch Mountain MD&A - June 30, 2004

Mineral Exploration and Mineral Technology
There was very limited work in the second quarter of 2004. Most of the expenditure of $258,663 was the cost of converting mineral exploration permits to mineral leases to protect the lands with the highest potential for both precious metals and industrial minerals. The action reflects management's confidents in the business potential of the region

Birch Mountain has virtually no revenues, and our funding has come primarily from private placement financings. The Company has incurred operating losses since inception in 1995, and, as of June 30, 2004, had a deficit of $27,748,931. The Company reduced its share capital account for common shares by the total of the deficit at June 30, 2004. Losses are primarily from costs associated with the business of mineral exploration and scientific research plus, in the past two years, the development within the Industrial Mineral Division of the Muskeg Valley Quarry. Results of operations have fluctuated from period-to-period and may continue to do so in the future depending on the timing, amount and type of funding. Additional operating losses are expected in the future with continued development of the Quarry and investment in exploration and technology. However, the Industrial Minerals Division is expected to start generating income from aggregate sales after all regulatory requirements for the proposed quarry have been met, and Alberta Environment issues an operating licence.

Based on the independent technical report prepared by AMEC Americas Limited, Birch Mountain is confident that limestone resources in our proposed quarry are economically viable. For precious metals, however, the Company has no assurance there are commercial concentrations of precious metals on our mineral properties, or that a commercially viable process for precious metal extraction will be developed. Birch Mountain is also subject to risks common to companies involved in developing new technologies. In addition, the Company is subject to the risks associated with business strategy, technological change, the history of operating losses, the need for future capital, competition, patent and proprietary rights, dependence on key personnel, and the volatility and trading of our stock.

Results of Operations
 The Company incurred a net loss of $675,948 in the second quarter ended June 30, 2004.

Corporate Costs and Expenses
 Total costs during the period were $677,488 less $258,663 (mineral exploration and industrial mineral costs) for a net of $418,825. These expenses reflect an increase of 48% over 2003, reflecting the increased level of company activity. Professional fees related mainly to legal and investor's relations for the period were a total of $91,551, in contrast with $53,491 for the same period in 2003.

The Company adopted the stock-based compensation and other stock-based payment standards set out in the CICA Handbook 3870. The impact of the adoption of this standard for the first half ended June 30, 2004, was an additional compensation expense of $121,361.

Birch Mountain MD&A - June 30, 2004

Mineral Exploration Costs
June 30, 2004 3 months	Mineral Exploration	Mineral Technology	Industrial Minerals
Expenditures	$258,663	-
Capitalized expenses		-	$351,665

Year to June 30, 2004 6 months	Mineral Exploration	Mineral Technology	Industrial Minerals
Expenditures	$558,977	-
Capitalized expenses		-	$1,166,852

The Company incurred total expenditures during the first and second quarter of $1,725,829 with $558,977 for mineral exploration, and $1,166,852 in the industrial minerals division.

Precious Metals Exploration Costs
 With the Company's dedicated focus on industrial minerals in 2004, exploration costs related to precious metals decreased from $45,515 in the second quarter of 2003, to $32,458 ($258,663 less $226,205 for permit to lease conversions) in the same period in 2004.

Mineral Technology Costs
 There was no activity in this division during the first 6 months of 2004.

Industrial Minerals Costs
 During the first six months of 2004 almost all work was focused on this division, with expenditures of over $1,166,851, with 73% of these expenses related to consulting fees for the preparation and filing the quarry application, a drilling program and field environmental studies. Salaries accounted for 20% of the expenditures at June 30, 2004.

Corporate Income
 The Company's main source of income from year-to-year has been interest earned on term deposits. At June 30, 2004 the interest earned was $9,289. Interest income has varied with the amount of money in term deposits and has not been a significant component of the company's ability to operate.

The Company's ability to continue as a going concern largely depends on its success in obtaining sufficient funds to carry out exploration activities on our mineral properties, establish the existence of economically recoverable mineral reserves and obtain the financing to complete the development and achieve future profitable production. Alternatively, the Company's ability to continue as a going concern depends on the Company's ability to dispose of our interests on an advantageous basis. In the past, Birch Mountain has been successful in raising funds in the equity markets, but there is no assurance that the Company will be able to do so in the future. If future financing efforts do not meet with success, there is substantial doubt about the ability of the Company to continue as a going concern as it would likely have to dispose of its assets on less than advantageous terms.

Birch Mountain MD&A - June 30, 2004

Summary of Quarterly Results
	2004		2003				2002
	June 30	March 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
Interest and other income	1,540	7,749	110,513	97	201,360	2	339	250,258
G & A expenses	418,825	367,034	387,865	242,503	283,721	230,350	281,314	241,668
Mineral exploration costs	258,663	300,314	80,755	264,168	134,801	264.661	282,758	228,494
Net earnings (loss) for the period	(675,948)	(659,599)	441,893	(506,574)	(30,162)	(471,009)	(493,326)	(219,904)
Net earnings (loss) per share, basic and fully diluted	(0.01)	(0.01)	0.00	(0.01)	0.00	(0.01)	(0.01)	(0.01)
Total assets	1,991,375	2,635,649	2,424,233	227,539	356,181	232,719	265,092	334,801

Summary
The Company's average total expenditures per month increased in the first and second quarter to $418,615 versus $152,255 in 2003, an increase of 175%. General and Administrative expenses increased 53% due mainly to professional fees and recording of stock-base compensation. The increase in exploration costs was 332% over 2003. An amount of $1,725,828 in 2004 ($1,166,851 capitalized + $558,977 expensed) was expended, with the conversion of mineral permits to leases accounting for $509,161 and consulting fees for the Industrial Minerals Division was $846,850, versus $399,462 in 2003.

A summary of major events that had an impact on the first and second quarter results in 2004 are as follows:

Second Quarter

  At the AG&SM in July, the shareholders approved a resolution to reduce the stated capital account for common shares by the deficit as at June 30, 2004. This transaction resulted in a reduction in the deficit of $27,748,931 with a corresponding decrease in share capital.

  Board approval to proceed with a private placement financing of up to $7,000,000.

  The appointment of Derrick Kershaw to the Board of Directors on June 2.

  On April 28, the Company signed an agreement for financial public relation services in the United States with Equity Communications LLC.

  An application to convert all or portions of 15 mineral permits in the Athabasca property to 26 mineral leases was filed April 14.

  First Quarter

  On February 2, 2004 the Company announced the results of the independent technical report conforming to NI 43-101.

  The Company applied to convert 186,495 acres of exploration permits to mineral leases.

  The prefeasibility drilling program consisting of nine holes was completed in late-February

  Birch Mountain MD&A - June 30, 2004

  March 22, 2004 the Company filed an Application and Environmental Impact Assessment with the Natural Resources Conservation Board and Alberta Environment. The application is for the development of the first stage of the quarry (North Quarry) and associated infrastructure for the production and sale of aggregate.

  Liquidity
   Working capital at June 30, 2004 was a deficit of $209,670. During the second quarter 6,250 options and 118,392 warrants were exercised resulting in $61,071 of cash to support operations. In the first quarter 233,750 options and 659,400 warrants were exercised resulting in $399,625 of cash to support operations.

  As a subsequent event, the Company closed the first stage of the brokered private placement financing on July 15, 2004, with the issuance of 5,833,333 common shares on a flow-through basis at a price of $0.60 per share and 2,500,00 units ("Units"), each Unit consisting of one common share and one-half of one common share purchase warrant at a price of $0.60 per Unit for gross proceeds of $5,000,000. The Board of Directors approved an increase in the financing up to $8.5 million.

  The Company's existing capital resources are adequate to maintain operations at the current rate of expenditure in the development of the Industrial Minerals Division to the end of 2004. Plans to complete the private placement financing will raise additional operating capital to advance the regulatory approval and engineering of our quarry for the sale of aggregate and business opportunities associated with quicklime production from the same quarry and to continue ongoing corporate activities through to the first quarter of 2005. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result, although not necessarily a dilution of value. To fulfill flow-through commitments to Canadian investors, expenditures of $1,951,093 will be made on work associated with the quarry. At June 30, 2004 approximate 62%, or $1,217,000 of the flow-through obligations had been expended.

  Capital Resources
   Commitments for capital resources relate to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta. The Company is rationalizing its landholdings and converting certain exploration permits to mineral leases.

  Total landholdings under mineral leases and permits at December 31st
	2003		2002		2001
Project	Hectares	Acres	Hectares	Acres	Hectares	Acres
Athabasca	277,543	685,821	326,332	806,382	675,316	1,668,735
Birch Mts.	92,160	227,731	92,160	227,731	92,160	227,731

Dawson Bay	-	-	-	-	9,784	24,177

Total	369,703	913,552	418,492	1,036,113	777,260	1,920,643

  Birch Mountain MD&A - June 30, 2004

  In the first quarter 2004, Birch Mountain applied to convert all or portions of 17 metallic and industrial minerals permits into 33 metallic and industrial minerals leases, over areas believed to be prospective for precious metals and industrial minerals. One permit was allowed to expire at the end of its 10-year period.

  In April, Birch Mountain applied to convert all or portions of 15 metallic and industrial mineral permits into 26 leases. Two permits were allowed to expire. The total cost of all permit conversions in 2004 is $509,161. Birch Mountain elected not to apply assessment to a permit in the Birch Mountains and allowed to expire.

  As of June 30, 2004, Birch Mountain holds 233,817 hectares (577,772 acres) as permits, conversions in progress and leases on the Athabasca property. On the Birch Mountain property, we hold 82,944 hectares (204,958 acres) as exploration permits.

  Lease payments in 2003 were a net $142,300, while the capital commitments in 2004 will be approximately $685,200, which includes the fee payable to the Crown for the conversion from permits to leases. Ongoing lease payments will be approximately $602,500 if Birch Mountain continues to hold all of its mineral leases into the future. Following further exploration, the Company may choose to reduce its landholdings, which will reduce its capital commitments for maintaining the mineral leases in good standing.

  Off-balance Sheet Arrangements
   The Company has no off-balance sheet arrangements.

  Related-Party Transactions
   The Company had the following transactions with related parties during the period ended June 30, 2004:

  Included in shareholder services and promotion are amounts of $7,622 (2003 - $312) net of third party expenses paid to a company controlled by the spouse of a director.

  Included in professional fees is $26,623 (2003 - $13,955) of consulting and legal fees paid to a company owned by an officer.

  Included in professional fees is $12,363 (2003 - $18,005) of legal fees paid to firms in which officers are partners.

  Included in accounts payable is $20,198 (2003 - $68,126) relating to these transactions.

  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

  Second Quarter
   The second quarter financial results have been presented and fully discussed in the context of the result of operations and the most recent eight quarterly reporting periods.

  Birch Mountain MD&A - June 30, 2004

  Changes in Accounting Policies
   There have been no changes in Accounting Policies in the period ended June 30, 2004.

  Financial Instruments
   The carrying amount of cash, accounts receivable, and accounts payable approximates their fair value because of the short-term maturities of these items.

  The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with our foreign currency translation policy.

  Additional Disclosure for Venture Issuers Without Significant Revenue

At June 30, 2004
Capitalized mineral exploration expenses	1,502,987
Expensed mineral costs	558,977
Corporate expenses	785,859
Assets	1,991,375

	3 Months	3 Months	6 Months	6 Months
	30-Jun-04	30-Jun-04	30-Jun-04	30-Jun-04
	Capitalized	Expensed	Capitalized	Expensed
Administration	5,370	9,184	30,687	19,351
Assay and geological	11,984	654	17,022	654
Land lease and permit	-	226,205	1,568	507,593
Materials, services and drilling	198,124	380	846,850	757
Rental	100	2,064	220	2,124
Salaries	116,805	18,087	229,254	26,409
Travel and accommodations	19,282	2,089	41,250	2,089
	351,665	258,663	1,166,851	558,977
Balance - beginning of period	1,151,322		336,136
Balance - end of period	1,502,987		1,502,987

  Birch Mountain MD&A - June 30, 2004

	3-Months	6-Months
	Jun-04	Jun-04
Expenses
Amortization	12,553	25,207
Office	59,349	97,745
Professional fees	91,551	191,396
Salaries, management fees and benefits	94,192	201,164
Shareholder services and promotion	88,009	148,986
Stock-based compensation	73,170	121,361
Loss before the following	418,825	785,859

Outstanding Share Data at June 30, 2004
	Number	Amount
Balance December 31, 2003	50,449,085	28,598,874
Issued for cash
Issued on exercise of options/units	233,750	85,967
Issued on exercise of warrants	659,400	329,700
Share issuance costs	-	(20,691)
Balance March 31, 2004	51,342,235	28,993,850
Issued for cash
Issued on exercise of options	6,250	1,875
Issued on exercise of warrants	118,392	59,196
Elimination of deficit	-	(27,748,931)
Balance June 30, 2004	51,466,877	1,305,990

  Birch Mountain MD&A - June 30, 2004